July 6, 2010
Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Re:	Medical Properties Trust, Inc. Form 10-K for the year ended December 31, 2009 Filed February 12, 2010 File No. 1-32559
Dear Mr. Woody:
The purpose of this letter is to respond to your letter dated June 21, 2010. To assist you in reviewing our response, we will precede such response with a copy (in bold type) of the comment as stated in your letter.
Form 10-K for the year ended December 31, 2009
Item 1. Business
California Seismic Standards, page 4
1. We note that your response to prior comment 3 and the proposed language to be included in future filings. Based on your current disclosure, it would appear that there are instances where you may be liable for required seismic upgrades related to properties you own. Therein, please tell us what circumstances led management to determine that an amount of $7.2 million is expected to be funded by the company regarding seismic upgrades for one lease, and why management believes this is a unique incident and unrelated to other leases in the portfolio. Please also tell us what entity management believes would ultimately be responsible for the performance of seismic upgrades in the event a lease terminates, or a borrower or tenant becomes insolvent, prior to the completion of any required upgrades. In your analysis, please tell us whether you have the ability to recover the costs of seismic upgrades from prior tenants or borrowers.

Kevin Woody
Securities and Exchange Commission
As of the date of this letter, we have invested in 15 facilities in California, substantially all of which are general acute care hospitals, that are subject to long-term leases that will mature (unless renewed) between 2018 and 2025. These facilities are subject to state mandates concerning seismic safety in order to continue to be licensed as a hospital. Upgrades with regard to seismic safety standards are not required for most alternative property uses. Based on engineering studies performed by our tenants and compliance plans submitted by our tenants to the California Office of Statewide Health Planning and Development (“OSHPD”), we believe that only three of these hospitals will require any expenditures in order for them to comply with the mandates through 2030. Two of these three have aggregate expected expenditures between now and June 30, 2012 of less than $500,000, and the third has an estimated range of between $7.0 and $15.0 million to be incurred prior to June 30, 2015.
Each of our lease agreements related to these hospitals requires the lessee to maintain the leased property in compliance with all legal requirements, including those that may require structural change in any of the leased assets. For one of these hospitals, located in Sherman Oaks, California, we agreed to a lease provision that obligates us, subject to certain conditions, to fund the costs of completing structural improvements in order to comply with the seismic requirements (estimated at execution of the lease to be $7.2 million). This hospital is the third facility mentioned in the preceding paragraph. It is our expectation, based on the aforementioned engineering studies and compliance plans, that the most likely outcome is approval by OSHPD of the lessee’s plan that would cost approximately $7.0 million. If the conditions to our obligation are met and the lessee elects to have us fund these costs, we expect to recover the costs through additional rental receipts, as provided under the relevant lease, and/or proceeds from the sale of the facilities.
With this single exception, we have no obligation to fund any seismic improvement costs, and we reiterate that the Sherman Oaks facility is the only hospital that we believe will require meaningful expenditures regardless of whose responsibility such expenditures may be.
In regards to the hypothetical circumstances described in your letter, if the lease expired by its terms, it is unlikely that the tenant would have any obligation to fund costs that had not been required to be funded during the lease term. Also, while an insolvent tenant (outside of bankruptcy) would presumably remain obligated to the lease terms, we would presumably have legal rights to require such tenant to fund the seismic costs. However, we would not necessarily expect that we could recover costs that an insolvent tenant did not fund. In the event that either hypothetical circumstance occurred, we believe there would be several alternatives, which will depend upon the existing circumstances, particularly the reason for the termination or insolvency:
1.	We may lease the facilities to a new hospital tenant, subject to the new tenant’s funding of the seismic improvements.

2.	We may fund the seismic improvements ourselves and lease the facilities to a new hospital tenant. In this case, we would expect that our total investment including the seismic costs would not exceed the fair value of the facilities and that our rental income would represent a fair return on our investment.

3.	We may lease the facility to a tenant whose use thereof does not require the seismic improvements.

4.	We may sell the facility.

Kevin Woody
Securities and Exchange Commission
We note that under all circumstances, any decision for us to incur costs of seismic improvement would be entirely at our discretion, and we would probably elect not to incur such costs if we believed we could not earn a fair return thereon or otherwise recover them over the remaining useful life of the facilities.
In responding to your comments, please be advised that Medical Properties Trust, Inc. acknowledges that:
1)	Medical Properties Trust, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Medical Properties Trust, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
To the extent applicable, we will modify our disclosures in our Form 10-K for the year ended December 31, 2010 to incorporate our response in this letter.
Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Very truly yours, MEDICAL PROPERTIES TRUST, INC.
/s/ R. Steven Hamner
By R. Steven Hamner

3